ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

02015474

4 February 2002

BY EXPRESS MAIL

FEB 26 AM 8:43

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Roly International Holdings Ltd.

- U.S. Bankruptcy Court grants approval for Warnaco to enter into outsourcing agreements
- ANNOUNCEMENT - UPDATE ON PROPOSED INITIAL PUBLIC OFFERING OF ITS BUYING AGENCY SUBSIDIARY

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 4 February 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dw 3/7

ROLY INTERNATIONAL HOLDINGS LTD

U.S. Bankruptcy Court grants approval for Warnaco to enter into outsourcing agreements

Pursuant to our announcement on 9 January 2002, the directors of Roly International Holdings Ltd. ("Company") are pleased to announce that the U.S. Bankruptcy Court, Southern District of New York, has granted approval for Warnaco Inc. (U.S. OTC:WACGQ.OB) ("Warnaco") to enter into various agreements related to the sourcing of products from Hong Kong and other Foreign Locations.

Roly's wholly-owned subsidiary, Merchandise Creative, Inc. ("MCI"), had earlier been appointed as the exclusive buying agent in Asia for Warnaco. Pursuant to the engagement, MCI, an entity within the Linmark Westman Group ("Linmark"), will assume sourcing responsibilities currently performed by Warnaco (HK) Ltd. for sourcing of apparel or soft goods under various trademarks: "Calvin Klein® Jeans", "Calvin Klein® Kids", "Chaps by Ralph Lauren®" and "Speedo®" in Asia for the next three years until January 2005.

Warnaco is a leading contract apparel manufacturer based in New York, U.S., is currently undergoing reorganisation under Chapter 11 of the United States Bankruptcy Code. As a buying agent, MCI's effort will be compensated by a buying commission calculated by reference to the volume of shipment handled.

The exclusive buying agency arrangement with Warnaco is expected to generate additional shipment volume of approximately US$27.0 million for the remaining two months into the financial year ending 30 April 2002. For the financial year ended 30 April 2001, Linmark recorded a total shipment volume handled of US$480.1 million, generating buying commission gross revenue of US$32.5 million.

The directors expect that the exclusive buying agency arrangement with Warnaco with have no material impact on the net tangible assets and earnings per share of the Group for the financial year ending 30 April 2002.

None of the directors or substantial shareholders of the Company has any interests, direct or indirect, in the transactions disclosed above.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 04/02/2002 to the SGX

MASNET No. 41 OF 04.02.2002
Announcement No. 41

ROLY INTERNATIONAL HOLDINGS LTD

ANNOUNCEMENT - UPDATE ON PROPOSED INITIAL PUBLIC OFFERING OF ITS BUYING AGENCY SUBSIDIARY

Further to the announcement by **Roly International Holdings Ltd.** ("Roly" or the "Company") on 25 January 2002 on the proposed initial public offering ("IPO") of its wholly-owned buying agency subsidiary, namely Linmark Group Limited ("Linmark"), the directors of the Company wish to announce that an application has been submitted today to The Stock Exchange of Hong Kong Limited ("SEHK") for the listing of, and permission to deal in, the shares of Linmark on the Main Board of the SEHK.

DBS Asia Capital Limited and SBI E2-Capital (HK) Limited have been appointed as sponsor and co-sponsor for the proposed IPO, respectively.

The structure and other details of the IPO will be determined at a later date. The IPO will be subject to the approvals of Roly's shareholders as well as other relevant authorities and regulators.

The directors of Roly will provide further information on the IPO to Roly's shareholders at the appropriate time.

~ ENDS ~

About Roly International

Listed on the Main Board of the Singapore Exchange, the Roly International Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home décor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the Financial Year ended 30 April 2001, the Group's operating profit before tax and exceptional items (EBITDA) rose 18.8% to US$14.4 million (S$26.1 million) on the back of turnover of its continuing operations of US$153.6 million (S$278.3 million), an increase of 18.3%.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 04/02/2002 to the SGX